UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 10, 2023

Commission File Number: 001-40286
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Arrival
(Exact Name of Registrant as Specified in Its Charter)
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Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 30, 2023, Arrival (the “Company”) issued a press release announcing the appointment of Igor Torgov as CEO and announces significant savings Initiatives to reduce spend by approximately 50%. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on January 30, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ John Wozniak
Name:     John Wozniak
Title:     Chief Financial Officer
Dated: March 10, 2023

Exhibit 99.1

Arrival Appoints Igor Torgov as CEO and Announces Significant Savings Initiatives to Reduce Spend by Approximately 50%
Luxembourg, January 30, 2023 - Arrival (NASDAQ: ARVL) today announces the appointment of Igor Torgov, former Arrival EVP of Digital, as CEO. The Board has unanimously voted in Igor to effect the planned restructuring of its business and to support Arrival’s mission to master a radically more efficient New Method to design and produce electric vehicles.

Igor Torgov’s appointment will take effect from today, January 30, 2023. Igor joined Arrival in February 2020 and has led the development of multiple divisions at Arrival including Fintech, Commercialization, Business Systems, IT and Digital products over the last nearly three years. Prior to Arrival, Igor held numerous COO, CEO, and leadership positions at Atol, Bitfury, Yota, Columbus IT and Microsoft.
Igor holds his MBA in Strategic Management from California State University in Hayward, California.
Arrival has previously announced its plan to refocus its resources on the development of its US Van product, which the company currently expects to start production in Charlotte in 2024, subject to raising additional capital.
Following a detailed review of its operations and its markets, Arrival is now announcing immediate actions to further reduce its operating costs and to optimize the deployment of its current cash resources. This includes the difficult decision to reduce its global workforce by approximately 50% to 800 employees. When combined with other cost reductions in real estate and third-party spending, the company expects to halve the ongoing cash cost of operating the business to approximately $30 million per quarter.
Public road trials in the UK of the first certified and registered vans are ongoing.
Arrival is also announcing today the appointment of Teneo, a financial advisor, to assist the company in evaluating strategic alternatives, including opportunities to raise additional capital, optimize its balance sheet, and improve liquidity to support the execution of its business strategy.
Further details of the company’s 2023 business plan, financial outlook and product milestones will be shared on the Full Year 2022 Business Update webcast planned for March 9th.
As of 31 December 2022, Arrival had cash on hand of $205 million.
Commenting on Igor’s appointment, Denis Sverdlov, Founder and Chairman of the Board said:
“We are delighted that Igor will be stepping up as Chief Executive. His considerable experience executing business strategies in operations, manufacturing, supply chain, business systems and IT and his detailed knowledge of Arrival’s business made him the ideal candidate and will enable him to hit the ground running. The Board and I would like to thank Peter for his contribution as Interim CEO and his help in facilitating the plans we have announced today.”
Peter Cuneo, former Interim CEO, supports Igor’s appointment, saying:

“My challenge, as interim CEO, was to work with the senior leadership team and the Board of Arrival, to create a plan to take the company successfully into the future; one that would encourage investors to provide financial support to Arrival. The plan is being effected now and this allows for a permanent CEO, who knows the Arrival business, people and technology intimately, to be appointed. I wish Igor the best of luck.”

Igor Torgov, Arrival’s new CEO, commented:

“Accepting this important role at a critical point in Arrival’s journey is a significant responsibility. Arrival has developed unique technologies in a market that has huge growth potential and can play a key role in addressing climate change. To unlock these opportunities, we need to make difficult decisions and to take swift action. Following a detailed evaluation of Arrival and the wider EV market during the past two months, the leadership team and the Board have taken decisive action to ensure the most effective use of our current resources and optimize the efficiency of the business. The actions support our journey to become a champion in innovative products and new, more efficient methods of vehicle production, particularly in the important US market for commercial electric vehicles. We are keenly aware that these decisions, while necessary, will have a profound impact on a significant number of our colleagues. We are 100% committed to supporting our employees during this difficult process.”
About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service best-ever electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Media Contacts For Arrival

Media
pr@arrival.com
Investors
ir@arrival.com